Exhibit 99

February 4, 2021

Mr. Bob Fant

Director Reserves and Economics

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, OK 73102

Dear Mr. Fant:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has audited the estimates of proved reserves and future net cash flow, as of December 31, 2020, to the Devon Energy Corporation (Devon) interest in certain properties located in Devon’s US Division in the United States as prepared and completed by Devon on January 13, 2021.  The reserve estimates were prepared by Devon for public disclosure according to the United States Security and Exchange Commission (SEC) guidelines, and our audit is to confirm the accuracy of those estimates and classifications within the applicable SEC rules, regulations, and guidelines. It should be understood that our audit described herein does not constitute a complete reserve study of the oil and gas properties of Devon.  It is our understanding that the properties audited by LPC comprise approximately eighty-eight percent (88%) of Devon’s aggregate proved reserves for the US Division as estimated and reported by Devon.  We prepared our own estimates of proved reserves and net cash flow for all of the properties audited and compared our estimates to those prepared by Devon to complete our audit of such properties.  We believe the assumptions, data, methods, and procedures used are appropriate for the purpose of this audit.  Estimates by Devon and LPC are based on constant prices and costs as set forth in this letter and conform to our understanding of the SEC guidelines, reserves definitions, and applicable accounting rules.

It is our understanding that the properties audited by LPC and reflected in this audit report comprise approximately eighty-eight percent (88%) of Devon’s aggregate, corporate proved reserves as estimated and reported by Devon.

US Division

The US Division reserves presented above are for the field areas designated by Devon’s internal naming system.  These areas include:

Delaware Basin Sub-Division

Field Groups: Cotton Draw Area, Rattlesnake/Arena Roja Area, Thistle/Gaucho Area, Todd Area

Mid-Continent Sub-Division

Field Groups: DeWitt FG, Meramec OP, Woodford Nonop, Woodford Op

Rocky Mountain Sub-Division

Field Groups: CPRB FG, Wasson FG

2435 N Central Expressway, Suite 1500  ●  Dallas TX 75080  ●  Phone (214) 363-3337 ●  Fax (214) 363-1608

The oil reserves include crude oil and condensate.  Oil and natural gas liquid (NGL) reserves are expressed in barrels which are equivalent to 42 United States gallons.  Gas volumes are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

The estimated reserves and future cash flow are for proved developed producing, proved developed non-producing, and proved undeveloped reserves.  Devon’s estimates do not include any value for unproven reserves classified as probable or possible reserves that might exist for these properties, nor do they include any consideration that could be attributed to interests in undeveloped acreage beyond those tracts for which reserves have been estimated.

When compared on a field-by-field basis, some estimates determined by Devon are greater and some are less than the estimates determined by LPC.  However, in our opinion, Devon’s estimates of proved oil and gas reserves and future cash flow, as audited by LPC, are in the aggregate reasonable, are within ten (10) percent of our estimates, and have been prepared in accordance with generally accepted petroleum engineering and evaluation methods and procedures.  These methods and procedures are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers.  We are satisfied with the methods and procedures used by Devon in preparing the December 31, 2020 reserve and future cash flow estimates.  We saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Devon.

The estimated reserves and future cash flow amounts in this audit of the Devon report are related to hydrocarbon prices.  The price calculation methodology specified by the SEC regulations was used in the preparation of those estimates; however, actual future prices may vary significantly from the SEC-specified pricing.  In addition, future changes in taxation affecting oil and gas producing companies and their products and changes in environmental and administrative regulations may significantly affect the ability of Devon to operate and produce oil and gas at the projected levels.  Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this audit.

Estimates of reserves for this audit were prepared using standard geological and engineering methods generally accepted by the petroleum industry.  The reserves in this audit have been estimated using deterministic methods.  The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history.  Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance.  In some instances, comparisons were made to similar properties where more complete data were available.  We have used all methods and procedures that we considered necessary under the circumstances to prepare this audit.  We have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting rather than engineering or geosciences.

Benchmark prices used in this audit are based on the twelve-month, unweighted arithmetic average of the first day of the month price for the period January through December 2020.  Oil prices used by Devon are based on a Cushing West Texas Intermediate crude oil price of $39.57 per barrel, as published in Platts Oilgram, adjusted by lease for gravity, crude quality, transportation fees, and regional price differentials.  Gas prices are based on a Henry Hub gas price of $1.98 per MMBtu, as published in Platts Gas Daily, adjusted by lease for energy content, transportation fees, and regional price differentials.  NGL prices are based on a Mt. Belvieu composite product price of $15.26 per barrel, as published in the OPIS daily price bulletin, adjusted by area for composition, quality, transportation fees, and regional price differentials.  Price differentials and adjustments to physical spot prices as of December 2020 were furnished by Devon and were accepted as presented.  Oil and gas prices are held constant throughout the life of the properties.  The weighted average prices over the life of the properties audited are $37.45 per barrel for oil, $1.35 per Mcf for gas, and $10.73 per barrel for NGL.

Lease and well operating expenses were furnished by Devon and were confirmed by LPC from a review of Devon accounting data on a Sub-Division or Division basis.  As requested, expenses for the Devon-operated properties include only direct lease and field level costs.  For properties operated by others, these expenses

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include the per-well overhead costs allowed under joint operating agreements along with direct lease and field level costs.  Headquarters general and administrative overhead expenses of Devon are not included. Operating expenses are held constant throughout the life of the properties.

Capital costs and timing of all investments have been provided by Devon and are included as required for workovers, new development wells, and production equipment.  Devon has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled.  Devon's estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties.  These costs are held constant.

LPC has made no investigation of possible gas volume and value imbalances that may have been the result of overdelivery or underdelivery to the Devon interest.  Our projections are based on Devon receiving its net revenue interest share of estimated future gross oil, gas, and NGL production.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC.  The costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this audit.  In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements.  Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in our projections.

In our audit, we accepted without independent verification the accuracy and completeness of the information and data furnished by Devon with respect to ownership interest, oil and gas production, well test data, oil and gas prices, operating and development costs, and any agreements relating to current and future operations of the properties and sales of production.  However, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

The reserves estimated in our audit process and those presented by Devon are estimates only and should not be construed as exact quantities.  They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations.  A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates.  Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production.  These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data.  It may be necessary to revise these estimates up or down in the future as additional performance data become available.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third-party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Devon Energy Corporation.

Devon Energy Corporation makes periodic filings on Form 10-K with the SEC under the 1934 Securities Exchange Act.  Furthermore, Devon Energy Corporation has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference.  We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Devon Energy Corporation of the references to our name together with references to our third-party audit for Devon Energy Corporation, which appears in the December 31, 2020 annual report on Form 10-K

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and/or 10-K/A of Devon Energy Corporation.  Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Devon Energy Corporation.

We have provided Devon Energy Corporation with a digital version of the original signed copy of this audit letter.  In the event there are any differences between the digital version included in filings made by Devon Energy Corporation and the original signed audit letter, the original signed audit letter shall control and supersede the digital version.

LPC’s technical personnel responsible for preparing this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers.  The technical person primarily responsible for overseeing the preparation of the LPC audit is William M. Kazmann.  Mr. Kazmann is a Professional Engineer licensed in the State of Texas who has 46 years of engineering experience in the oil and gas industry.  He has prepared and overseen preparation of reports for public filings for LPC for the past 25 years. We are independent petroleum engineers, geologists, and geophysicists and are not employed on a contingent basis.  Data pertinent to the audit are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360
By LPC, Inc. General Partner

/s/ William M. Kazmann

William M. Kazmann, President
Licensed Professional Engineer
State of Texas No. 45012

/s/ Joe A. Young

Joe A. Young, Vice President
Licensed Professional Engineer
State of Texas No. 62866

WMK:jsc

20-600

LaRoche Petroleum Consultants, Ltd.